UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Phoenix New Media Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)

71910C103 1

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing eight Class A Ordinary Shares.

1	NAME OF REPORTING PERSON Morningside China TMT Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 62,400,000 Ordinary Shares[2]
	6	SHARED VOTING POWER 0 Ordinary Shares
	7	SOLE DISPOSITIVE POWER 62,400,000 Ordinary Shares
	8	SHARED DISPOSITIVE POWER 0 Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,400,000 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.0%[3]
12	TYPE OF REPORTING PERSON PN

[2]

Consists of 62,400,000 Class A Ordinary Shares held by Morningside China TMT Fund I., L.P. The rights of the holders of Class A Ordinary Shares are identical to those of the holders of Class B Ordinary Shares, except with respect to voting rights and conversion rights. Each Class B Ordinary Share is entitled to 1.3 votes per share and each Class A Ordinary Share is entitled to one vote per share. Class B Ordinary Shares are convertible at any time by the holder into Class A Ordinary Shares on a one-for-one basis.

[3]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

1	NAME OF REPORTING PERSON Morningside China TMT GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 62,400,000 Ordinary Shares[4]
	6	SHARED VOTING POWER 0 Ordinary Shares
	7	SOLE DISPOSITIVE POWER 62,400,000 Ordinary Shares
	8	SHARED DISPOSITIVE POWER 0 Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,400,000 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.0%[5]
12	TYPE OF REPORTING PERSON PN

[4]	Consists of 62,400,000 Class A Ordinary Shares held by Morningside China TMT Fund I., L.P. Morningside China TMT GP, L.P. is the general partner of Morningside China TMT Fund I., L.P.
[5]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

1	NAME OF REPORTING PERSON TMT General Partner Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 62,400,000 Ordinary Shares[6]
	6	SHARED VOTING POWER 0 Ordinary Shares
	7	SOLE DISPOSITIVE POWER 62,400,000 Ordinary Shares
	8	SHARED DISPOSITIVE POWER 0 Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,400,000 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.0%[7]
12	TYPE OF REPORTING PERSON CO

[6]

Consists of 62,400,000 Class A Ordinary Shares held by Morningside China TMT Fund I., L.P. TMT General Partner Ltd. is the general partner of Morningside China TMT GP, L.P., which is the general partner of Morningside China TMT Fund I., L.P.

[7]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

ITEM 1	(a).	NAME OF ISSUER:

Phoenix New Media Limited (the “Issuer”)

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

Fusheng Building Tower 2, 16th Floor, 4 Hui Xin Dong Jie Chaoyang District, Beijing, 100029 People’s Republic of China

ITEM 2	(a).	NAME OF PERSON FILING:

This Schedule 13G is filed by and on behalf of:

(1) Morningside China TMT Fund I, L.P.; (2) Morningside China TMT GP, L.P.; and (3) TMT General Partner Ltd.

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

For Morningside China TMT Fund I, L.P.:

Clifton House 75 Fort Street, P.O. Box 1350 Grand Cayman KY 1-1108 Cayman Islands

For Morningside China TMT GP, L.P.:

Clifton House 75 Fort Street, P.O. Box 1350 Grand Cayman KY 1-1108 Cayman Islands

For TMT General Partner Ltd.:

Clifton House 75 Fort Street, P.O. Box 1350 Grand Cayman KY 1-1108 Cayman Islands

ITEM 2	(c)	CITIZENSHIP:

Morningside China TMT Fund I, L.P. is a Cayman Islands exempted limited partnership. Morningside China TMT GP, L.P. is a Cayman Islands exempted limited partnership.

TMT General Partner Ltd. is a Cayman Islands limited company.

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Class A Ordinary Shares, par value US$0.01 per share

ITEM 2	(e).	CUSIP NUMBER:

71910C103

ITEM 3.	STATEMENT FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b) or (c):

Not applicable.

ITEM 4.	OWNERSHIP.

The following information with respect to the ownership of the Ordinary Shares of the Issuer by the persons filing this statement is provided as of December 31, 2011. The percentage amounts are based on 623,426,437 Ordinary Shares outstanding as of December 31, 2011, as derived from the Issuer’s corporate records.

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Morningside China TMT Fund I, L.P.	62,400,000	10.0%	62,400,000	—	62,400,000	—

Morningside China TMT GP, L.P.	62,400,000	10.0%	62,400,000	—	62,400,000	—

TMT General Partner Ltd.	62,400,000	10.0%	62,400,000	—	62,400,000	—

Morningside China TMT Fund I, L.P. is the record holder of 62,400,000 Class A Ordinary Shares of the Issuer. Morningside China TMT Fund I, L.P. is controlled by Morningside China TMT GP, L.P., its general partner. Morningside China TMT GP, L.P., is controlled by TMT General Partner Ltd., its general partner.

The Issuer maintains a dual-class share structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. The rights of the holders of Class A Ordinary Shares are identical to those of the holders of Class B Ordinary Shares, except with respect to voting rights and conversion rights. Each Class B Ordinary Share is entitled to 1.3 votes per share and each Class A Ordinary Share is entitled to one vote per share. Class B Ordinary Shares are convertible at any time by the holder into Class A Ordinary Shares on a one-for-one basis. The above table assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

MORNINGSIDE CHINA TMT FUND I, L.P.,
a Cayman Islands exempted limited partnership

By:

MORNINGSIDE CHINA TMT GP, L.P.,
a Cayman Islands exempted limited partnership,
its general partner

By:

TMT GENERAL PARTNER LTD.,
a Cayman Islands limited company,
its general partner

/s/ Qin LIU
Director/Authorized Signatory

MORNINGSIDE CHINA TMT GP, L.P.,
a Cayman Islands exempted limited partnership

By:

TMT GENERAL PARTNER LTD.,
a Cayman Islands limited company,
its general partner

/s/ Qin LIU
Director/Authorized Signatory

TMT GENERAL PARTNER LTD.,
a Cayman Islands limited company

/s/ Qin LIU
Director/Authorized Signatory

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement